SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 09 August 2022

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Share Buyback Programme 09 August 2022

Exhibit No: 99.1

9 August 2022

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that it will commence a share buyback programme to purchase ordinary shares of 20 340/399 pence each in the Company ("Shares") with aggregate value of up to USD 500 million (the "Programme") in line with its strategy to return surplus capital to shareholders.

In connection with the Programme, the Company has entered into an agreement with Goldman Sachs International ("Goldman Sachs") in relation to the purchase by Goldman Sachs, acting as principal and in accordance with certain pre-set parameters, of Shares. Under this agreement, the Company has instructed Goldman Sachs to purchase Shares with value of up to USD 500 million. Purchases of the Company's Shares pursuant to the Programme will commence immediately and will end no later than 31 January 2023. Goldman Sachs will make trading decisions in relation to the Programme independently of, and uninfluenced by, the Company with regard to the timing of the purchases. Any purchase of Shares by Goldman Sachs contemplated by this announcement will be carried out on the London Stock Exchange, Cboe Europe Limited through the BXE and CXE order books and/or on Turquoise. Shares purchased by Goldman Sachs will be on-sold by Goldman Sachs to the Company, and any purchases of Shares by the Company from Goldman Sachs under the Programme will be carried out on the London Stock Exchange.

The purpose of the Programme is to reduce the issued share capital and it is expected that the first 4.5 million shares purchased will be held as treasury shares and the balance of shares purchased will be cancelled.

Any purchases under the Programme shall take place in accordance with (and subject to the limits prescribed by) the Company's general authority to repurchase Shares granted by its shareholders at the Annual General Meeting on 6 May 2022 (the "2022 Authority") and any further authority to repurchase Shares as may be granted by its shareholders from time to time and Chapter 12 of the Financial Conduct Authority's Listing Rules. The maximum number of Shares that the Company is authorised to purchase under the 2022 Authority is 18,401,631. Purchases of Shares by Goldman Sachs under the Programme shall take place in accordance with the Market Abuse Regulation (EU) No 596/2014 (as in force in the UK and as amended by the Market Abuse (Amendment) (EU Exit) Regulations 2019) and the Commission Delegated Regulation (EU) No 2016/1052 (as in force in the UK and as amended by the FCA's Technical Standards (Market Abuse Regulation) (EU Exit) Instrument 2019).

The Company will make further regulatory announcements to shareholders in respect of purchases of Shares under the Programme as they occur.

For further information, please contact:
Investor Relations:  Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                                 Joe Simpson (+44 (0)7976 862 072)
Media Relations:     Amy Shields (+44 (0)7881 035 550); Claire Scicluna (+44 (0)7776 778 808)

About IHG Hotels & Resorts:

IHG Hotels & Resorts [LON:IHG, NYSE:IHG (ADRs)] is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 17 hotel brands and IHG One Rewards, one of the world's largest hotel loyalty programmes, IHG has over 6,000 open hotels in over 100 countries, and more than 1,800 in the development pipeline.

●   Luxury & Lifestyle: Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Vignette Collection, Kimpton Hotels & Restaurants, Hotel Indigo
●   Premium: voco hotels, HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels
●   Essentials: Holiday Inn Hotels & Resorts, Holiday Inn Express, avid hotels
●   Suites: Atwell Suites, Staybridge Suites, Holiday Inn Club Vacations, Candlewood Suites

InterContinental Hotels Group PLC is the Group's holding company and is incorporated and registered in England and Wales. Approximately 325,000 people work across IHG's hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG One Rewards. To download the new IHG One Rewards app, visit the Apple App or Google Play stores.

For our latest news, visit our Newsroom and follow us on LinkedIn, Facebook and Twitter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	ASSISTANT COMPANY SECRETARY

Date:	09 August 2022